Mail Stop 4561

June 30, 2009

Wayne Lee
Chief Financial Officer
Travelzoo, Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

      Re: Travelzoo, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 16, 2009
               File No. 000-50171

Dear Mr. Lee:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.   Please consider expanding this section to include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective textural disclosure enabling investors to assess your

financial condition and the results of your operations, with particular emphasis on your prospects for the future. Disclosure should be based on financial, operational, and other information known to you as well as known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release 33-6835 and 33-8350. For instance, consider expanding on your disclosure in the risk factors that you expect to "incur significant losses in the next two or three years primarily as a result of significant expenses" related to your operations in the Asia Pacific and Europe and that you "expect this will have a material negative impact on [y]our operating margins, net income and cash flows."

Results of Operations

Revenues, page 25

2.   We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed.   As an example, you state on pages 25 and 30 that the increase in total revenues for the year ended December 31, 2008 was attributable to a $3.7 million increase in revenues from your operations in Europe, which "were driven by the addition of new clients, increases in [y]our advertising rates, increased spending from existing clients, and new product offerings and revenue streams." As a further example, you state on page 25 that the decrease in revenues in North America was "attributed primarily to a decrease in revenues from [y]our publications..., a decrease in revenues from Supersearch, and decreased spending from certain clients, offset by the addition of new clients and an increase in revenue from Travelzoo Network." With a view toward providing enhanced disclosure in future filings, in your response letter please quantify the material changes that you have discussed in this section. Refer to related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 34

3.   We note your disclosures that your operations in Asia and Europe expose you to foreign currency risk, and your gain from foreign currency transactions was approximately 13% of your pre-tax income in fiscal 2008. Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 58

4.   We note your disclosure that the Chief Executive Officer and Chief Financial
         Officer concluded that your disclosure controls and procedures "were effective in
         timely alerting them to material information relating to the Company (including
         its consolidated subsidiaries) required to be include in [y]our periodic SEC filings
         as of December 31, 2008." In your response letter, please confirm, if true, that
         your officers concluded that your disclosure controls and procedures are effective
         to ensure that information required to be disclosed in the reports that you file or
         submit under the Exchange Act is recorded, processed, summarized and reported,
         within the time periods specified in the Commission's rules and forms, and to
         ensure that information required to be disclosed in the reports that you file or
         submit under the Exchange Act is accumulated and communicated to the your
         management to allow timely decisions regarding required disclosure. In future
         filings, please expressly tie your effectiveness conclusion to the definition of
         disclosure controls and procedures as set out in Rules 13a-15(e) and 15d-15(e)
         under the Exchange Act, or recite the entire definition. We note in this regard that
         your Form 10-Q for the quarter ended March 31, 2009 expressly ties your
         effectiveness conclusion by reciting the entire definition of disclosure controls
         and procedures.

Item 11. Executive Compensation (Incorporated by Reference to Definitive Proxy
Statement Filed March 16, 2009)

Compensation Discussion and Analysis, page 8

5.   You state that your Compensation Committee compared the compensation
         received by the named executive officers of Travelzoo with the levels of
         compensation received by "similarly situated executives in the same geographic
         location" and made "market adjustments" based upon the salary range for
         similarly situated executives. It appears that you have engaged in compensation
         benchmarking and should provide required disclosure pursuant to Item
         402(b)(2)(xiv) of Regulation S-K. With a view toward providing enhanced
         disclosure in future filings, please tell us in your response letter the companies
         with which you compared your compensation and identify the range or percentile
         at which you set each material element of the compensation. Refer to Regulation
         S-K Compliance and Disclosure Interpretations Question 118.05 available at
         http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

6.   You disclose that the bonuses under the North American Executive Bonus Plan
         and other incentive bonus pay were based on certain quarterly quantitative goals
         such as revenue and pro forma operating income. From your disclosure, we note
         that the goals of your North American Executive Bonus Plan were not met in the
         first and second quarters of 2008 and thus no bonuses were paid to participating

executives. In addition, we note that you discontinued this plan at the end of the second quarter of 2008. In future filings, if material, please discuss the target levels and threshold levels of goals associated with your bonus programs. See Items 402(b)(2)(v) and (vii) of Regulation S-K and Question 118.04 of our Regulation S-K compliance and Disclosure Interpretations, available on our website. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels. Please confirm that you have a competitive harm analysis that supports your reliance on this instruction for purposes of the 2008 fiscal year information.

7.   We note that four named executive officers received discretionary bonuses in 2008. You state that in each case the Chief Executive Officer, or the Compensation Committee in the case of the Chief Executive Officer, exercised discretion taking into consideration each executive's individual performance. Please expand your disclosure to provide additional detail regarding the individual performance used to determine bonus awards for each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference to Definitive Proxy Statement Filed March 16, 2009)

Certain Relationship and Related Party Transactions, page 17

8.   You disclose that the "Audit Committee will review all related party transactions and potential conflict of interest situations involving the Company's principal stockholders, directors or senior management." Please explain the Committee's policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K regarding the types of material features of your policies and procedures you may discuss.

Item 15. Exhibits and Financial Statement Schedules

(3) Exhibits, page 61

9.   We note that you did not file any agreements or insertion orders with Orbitz Worldwide, a client that accounts for 13% of your revenues in 2008. We further note that you previously filed past insertion orders with Orbitz in a Form 8-K filed on January 6, 2005. It appears that you continue to be substantially dependent upon this customer and any agreements should be filed as an exhibit or incorporated by reference from a prior filing pursuant to Item 601(b)(10)(ii)(B). Please advise.

Signatures, page 62

10.   We note the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please ensure that you identify the person who is signing in the capacity of the controller or principal accounting officer (e.g., Wayne Lee) as required by General Instruction D.2 of Form 10-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Christine Davis, Assistant Chief Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara C. Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief